EXHIBIT 99.46
Fifth Amendment to Second Amended and Restated Credit Agreement
     This Fifth Amendment to Second Amended and Restated Credit Agreement is dated as of October 2, 2009 (this “Amendment”), among Student Transportation of America, Inc., a Delaware corporation (the “Borrower”), Student Transportation of Canada, Inc., an Ontario Corporation (“STC”), Parkview Transit Inc. (“Parkview” and together with STC individually, a “Canadian Borrower” and collectively, the “Canadian Borrowers”), the guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and Harris N.A. (“Harris”), as administrative agent (in such capacity, the “Administrative Agent”).
Preliminary Statements
     A. The Borrower, the Canadian Borrowers, the guarantors party thereto (the “Guarantors”), the financial institutions party thereto as Lenders and the Administrative Agent have heretofore entered into that certain Second Amended and Restated Credit Agreement, dated as of December 14, 2006 (as amended through the Fourth Amendment thereto dated as of January 17, 2008, the “Credit Agreement”); and
     B. The Borrower and Canadian Borrowers have asked the Lenders and the Administrative Agent to amend the restrictions on the prepayment of the Subordinated Notes, to permit the issuance of the Convertible Notes and the payments and conversions with respect thereto and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.
     Now, Therefore, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Article I
Definitions
     Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

Article II
Amendments
     Section 2.1. Section 5.1 of the Credit Agreement is hereby amended by inserting in proper alphabetical order the following new defined terms:
     “Convertible Note Indenture” means the Indenture among the Parent and the trustee party thereto pursuant to which the Convertible Notes will be issued.
     “Convertible Note Interest Payment Date” means the date of payment of interest with respect to the Convertible Notes as set forth in the Convertible Notes or the Convertible Note Indenture.
     “Convertible Notes” means the convertible senior subordinated notes of the Parent (i) expected to be issued on or about October 15, 2009 in an aggregate principal amount of not more than CAN$51,750,000 (ii) having a maturity date of no earlier than five (5) years after the date of its issuance, with no amortization, (iii) having an interest rate not greater than 8%, (iv) containing no financial covenants and (v) otherwise in form and substance acceptable to the Administrative Agent.
     Section 2.2 The definitions of “Available Cash”, “Distribution”, and “Total Senior Funded Debt” are hereby amended by inserting the phrase “and Convertible Notes” after the phrase “Subordinated Debt” or “Subordinated Notes” (as the case may be) in each such definition.
     Section 2.3 Sections 8.7(d) and (e) of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:
     (d) Indebtedness for Borrowed Money from time to time (i) owing by any Domestic Subsidiary to the Borrower in the ordinary course of business to finance working capital needs, (ii) owing by the Borrower to any Domestic Subsidiary in the ordinary course of business, (iii) owing by any Canadian Subsidiary of a Canadian Borrower to the Canadian Borrower that is its parent in the ordinary course of business to finance working capital needs or (iv) owing by STA Holdings to the Parent incurred in connection with the issuance of the Convertible Notes and in an amount not to exceed the aggregate outstanding principal amount of the Convertible Notes provided that prior to incurring any indebtedness under this clause (d)(iv), the Borrower shall have given the Lenders five (5) Business Day’s prior written notice thereof together with a description of the proposed structure and tax effects and the Required Lenders shall not have objected to such incurrence.
     (e) Indebtedness for Borrowed Money evidenced by the: (i) Subordinated Notes and guaranties of any Subsidiary in respect thereof provided that all such Indebtedness for Borrowed Money shall be subordinated to payment of the Obligations on terms and conditions set forth in the Subordinated Note Indenture and (ii) Convertible Notes;
     Section 2.4 Section 8.12 of the Credit Agreement is hereby amended by (a) deleting clauses (iii) and (ix) thereof in their entirety and inserting in their place the following and (b) inserting new clause (xi) immediately following clause (x) as follows:
     (iii) subject to the terms of Article 11 of the Subordinated Note Indenture and the terms of the Convertible Note Indenture and so long as (A) no Interest Deferral Period is in effect and (B) after giving effect to such Distribution the sum of the lesser of (1) the sum of the Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments and (2) cash of the Parent and its Subsidiaries shall be at least $2,000,000, (I) the Borrower may pay dividends to STA Holdings and (II) Parkview may pay Distributions to the Parent to permit the Parent to pay interest on the Convertible Notes in cash on each Convertible Note Interest Payment Date, in an aggregate amount for all such dividends that does not exceed the Available Cash for the most recently ended fiscal month for which financial statements have been delivered minus Distributions pursuant to clause (ii) above and (iv) below since the end of such fiscal month (the “Distributable Amount”) (x) STA Holdings may in turn pay dividends to STA ULC in an amount not to exceed the Distributable Amount minus Distributions pursuant to clause (y) below and Distributions made by Parkview to the Parent as provided in clause (II) above, in an amount sufficient to permit STA ULC to pay interest on the Subordinated Notes and interest on the Deferred Subordinated Note Interest in cash on each Subordinated Note Interest Payment Date and (y) STA Holdings may in turn pay dividends and/or interest on intercompany notes to the Parent in an amount not to exceed the Distributable Amount minus Distributions made pursuant to clause (x) above and Distributions made by Parkview to the Parent as provided in clause (II) above, in an amount sufficient to permit the Parent to pay interest on the Convertible Notes in cash on each Convertible Note Interest Payment Date;

     (ix) STA ULC (i) may prepay all or a portion of the Subordinated Notes through an exchange of such Subordinated Notes for newly issued common stock of the Parent; provided that (A) such exchange transaction has a non-cash impact (other than costs and expenses incurred in connection with such transaction) on the Parent and its Subsidiaries and (B) STA ULC shall immediately upon such exchange cause such Subordinated Notes to be cancelled by the Trustee under the Subordinated Note Indenture and (ii) shall prepay, if the Convertible Notes are issued, with the proceeds of the Convertible Notes (or through a borrowing of Revolving Loans to the extent Revolving Loans were repaid with the proceeds of the Convertible Notes) the lesser of (A) all of the outstanding Subordinated Notes (including, without limitation, any call premium associated therewith) and (B) a principal amount of Subordinated Notes plus any call premium payable in connection with such prepayment equal to the Net Cash Proceeds received by the Parent from the issuance of the Convertible Notes; and
     (xi) (A) the Borrower may make Distributions to STA Holdings and STA Holdings may in turn make Distributions to STA ULC and/or the Parent and (B) Parkview may make Distributions to the Parent, in each case to permit the Parent and STA ULC to pay ordinary business expenses, in an aggregate amount for all Distributions under this clause (xi) not to exceed the U.S. Dollar Equivalent of CAN $500,000 (or such other increased amount as may be consented to by the Administrative Agent in its discretion) in any year,
     Section 2.5 Section 9.1 of the Credit Agreement is hereby amended by (a) deleting the “.” appearing at the end of clause (k) thereof and inserting in its place “; or” and (b) inserting new clause (l) immediately thereafter as follows:
     (l) (A) the Parent shall modify any of the terms or conditions relating to the Convertible Notes in a manner adverse to the Lenders or make any voluntary prepayment thereof or effect any voluntary redemption thereof or make any other payment on account of the Convertible Notes other than the payment of interest when due (provided, however, that nothing herein shall restrict the conversion of the Convertible Notes in accordance with the terms of the Convertible Notes or the Convertible Note Indenture, nor shall such conversion be considered an Event of Default hereunder) or (B) any default shall occur under the Convertible Note Indenture without giving effect to any “standstill” provision contained in the Convertible Note Indenture.

Article III
Consent
     The Borrower and Canadian Borrowers have requested that the Lenders consent to the prepayment of the indebtedness evidenced by the Subordinated Note (including without limitation, call premiums and other amounts payable in connection with such prepayment) in amount not to exceed the aggregate Net Cash Proceeds received by the Parent from the issuance of the Convertible Notes. Upon the satisfaction of the conditions set forth in Article V of this Amendment, the Lenders hereby consent to such prepayment (in the manner set forth in Section 8.12(b)(ix)(ii) of the Credit Agreement) in such aggregate amount provided that such prepayment is made on or before December 31, 2009. It shall constitute an Event of Default under the Credit Agreement if the Convertible Notes are issued and STA ULC fails to prepay the lesser of (A) all of the outstanding Subordinated Notes and (B) a principal amount of Subordinated Notes plus any call premium payable in connection with such prepayment equal to the Net Cash Proceeds received by the Parent from the issuance of the Convertible Notes on or prior to the later of (i) December 31, 2009 and (ii) the date occurring 60 days after the issuance of the Convertible Notes.
Article IV
Representations And Warranties
     Section 4.1 Credit Agreement Representations. In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, each Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article IV.
     Section 4.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower, each Canadian Borrower and STA Holdings of this Amendment are within the Borrower’s, each Canadian Borrower’s and STA Holdings’ powers, have been duly authorized by all necessary corporate action, and do not:
     (a) contravene the Borrower’s, either Canadian Borrower’s or STA Holdings’ constituent documents;
     (b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, either Canadian Borrower or STA Holdings; or
     (c) result in, or require the creation or imposition of, any Lien on any of the Borrower’s, either Canadian Borrower’s or STA Holdings’ properties.
     Section 4.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, either Canadian Borrower or STA Holdings of this Amendment.

     Section 4.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Borrower, each Canadian Borrower and STA Holdings enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).
Article V
Conditions Precedent
     Section 5.1 Effectiveness. This Amendment shall become effective upon execution the satisfaction of each of the following conditions precedent:
     (a) The Administrative Agent shall have received this Amendment executed by each of the Borrower, the Canadian Borrowers, the Guarantors, the Administrative Agent and each Lender;
     (b) The Administrative Agent shall have received copies of resolutions of the Board of Directors of the Parent authorizing the execution, delivery and performance of the Convertible Notes and the Convertible Note Indenture and the consummation of the transactions contemplated thereby certified by its Secretary, Assistant Secretary or other officer;
     (c) The Administrative Agent shall have received copies of resolutions of the Board of Directors of each Borrower and each Guarantor authorizing the execution, delivery and performance of this Amendment and the consummation of the transactions contemplated hereby certified by its Secretary, Assistant Secretary or other officer;
     (d) The Administrative Agent shall have received for each Lender the favorable written opinion of counsel to the Borrower and the Canadian Borrowers in form and substance reasonably satisfactory to the Administrative Agent;
     (e) The Administrative Agent shall have received for itself and each Lender the executes this Amendment, the fees as agreed with the Borrower; and
     (f) The Administrative Agent shall received a fully executed amendment, waiver or consent to the Note Purchase Agreement dated the date hereof in form and substance satisfactory to the Administrative Agent.
Article VI
Miscellaneous Provisions
     Section 6.1 Ratification of and References to the Credit Agreement. Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect. The Borrower, the Canadian

Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.
     Section 6.2 Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.
     Section 6.3 Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.
     Section 6.4. No Other Amendments. Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.
     Section 6.5. Costs and Expenses. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.
     Section 6.5 Governing Law. This Amendment shall be construed in accordance with and governed by the law of the State of Illinois.

     In Witness Whereof, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

Student Transportation of America, Inc., as Borrower and Guarantor

By

Name

Title

Student Transportation of Canada Inc., as a Canadian Borrower

By

Name

Title

Parkview Transit Inc., as a Canadian Borrower

By

Name

Title

[Fifth Amendment to Credit Agreement]

Student Transportation of America Holdings, Inc., as Guarantor
Student Transportation of America ULC, as Guarantor
Santa Barbara Transportation Corporation, as Guarantor
STA of Connecticut, Inc., as Guarantor
Goffstown Truck Center Inc., as Guarantor
Rick Bus Company, as Guarantor
STA of Pennsylvania, Inc., as Guarantor
Krise Bus Service, Inc., as Guarantor
Student Transportation of Vermont, Inc., as Guarantor
STA of New York, Inc., as Guarantor
Ledgemere Transportation, Inc., as Guarantor
Positive Connections, Inc., as a Guarantor
Altoona Student Transportation, Inc., as a Guarantor
Positive Connections Evanston, Inc., as a Guarantor

By

Name

Title

[Fifth Amendment to Credit Agreement]

Harris N.A., as L/C Issuer and as Administrative Agent

By

Name

Title

[Fifth Amendment to Credit Agreement]

BMO Capital Markets Financing, Inc., as a U.S. Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

General Electric Capital Corporation, as a U.S. Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

CIBC Inc., as a U.S. Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

Bank of Montreal, as a Canadian Lender and Canadian L/C Issuer

By

Name

Title

[Fifth Amendment to Credit Agreement]

Canadian Imperial Bank of Commerce, as a Canadian Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

GE Canada Finance Holding Company, as a Canadian Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

The Bank of Nova Scotia, as a U.S. Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

The Bank of Nova Scotia, as a Canadian Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

Pruco Life Insurance Company, as a U.S. Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

Prudential Life Insurance Company of America, as a U.S. Lender

By

Name

Title

[Fifth Amendment to Credit Agreement]

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